Filed by Boston Private Financial Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of

1933, as amended.

Subject Company : Charter Financial Corporation

Investors are urged to read the registration statements on Form S-4 to be filed regarding the proposed transaction and any other documents filed with the Securities and Exchange Commission (“SEC”), as well as any amendments or supplements to those documents, because they will contain important information. Investors are able to obtain these documents free of charge at the SEC’s website, (http://www.sec.gov). In addition, documents filed with the SEC by Boston Private can be obtained, without charge, by directing a request to Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attn: Secretary, telephone (617) 912-3799. Boston Private and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Boston Private and their ownership of Boston Private common stock will be set forth in the proxy statement for Boston Private’s 2007 annual meeting of stockholders as will be filed on Schedule 14A with the SEC.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL WEBCAST ON MARCH 5, 2007 BY BOSTON PRIVATE FINANCIAL HOLDINGS, INC.:

Operator

Good day, ladies and gentlemen, and welcome to the Boston Private Financial Holdings conference call. My name is Danielle and I will be your coordinator for today. At this time all participants are in a listen-only mode, And we will open up the question and answer session towards the end of this conference. If at any time during the call you require assistance, please press star 0 and a coordinator will be happy to assist you. As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Mr. Timothy Vaill, CEO of Boston Private Holdings. Please proceed.

Timothy Vaill—Boston Private—CEO

Thank you, operator. Good morning to everybody.

Today I’m joined by Boston Private’s president, Walt Pressey, as well as Keith Jackson, Chairman and CEO of Charter Bank, Don Gher and Roger Reynolds, from Coldstream Capital Management, and I think Terry Peterson from Charter Bank is there as well.

Our Chief Financial Officer, Bob Whelan, is traveling today, and can’t be with us on the call. We really appreciate you all joining us to discuss our announcement that Boston Private is acquiring Charter Bank, but before I get into this, I would like to ask Erica Smith to read our Safe Harbor provision.

Erica Smith—Boston Private—Vice President, Investor Relations

Thank you, Tim.

Good morning.

This call contains forward looking statements regarding strategic objectives and expectations for future results of operations and financial prospects. They are based upon the current beliefs and expectations of Boston Private’s management, and are subject to certain risks and uncertainties. Actual results may differ from those set forth in these forward looking statements. I refer you also to the forward looking statements contained in our press release, which identify a certain number of factors that could cause material differences between actual and anticipated results or other expectations expressed. Additional factors that could cause Boston Private’s results to differ materially from those described in the forward-looking statements can be found in the company’s other press releases and filings submitted with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to Boston Private or any person acting on our behalf are expressly qualified by these cautionary statements. Boston Private does not undertake any obligation to update any forward looking statements to reflect circumstances or events that occur after the forward looking statements are made.

Thank you. I will now turn the call back to Timothy Vaill.

Timothy Vaill—Boston Private—CEO

Thanks, Erica.

Boston Private’s acquisition of Charter Bank underscores our strategy of selectively acquiring high-performing and well-run companies with strong potential on the upside. This is one important way we are able to expand our reach into key markets where high levels of intellectual capital are generating new pockets of affluence. Charter Bank’s proven leadership team of experienced professionals has built a client-focused culture that complements Boston Private’s commitment to working with top-notch affiliate partners that deliver outstanding and highly personalized customer service in each of our regions.

We believe that this gives us a strong foothold in one of the most strategically important areas of the country. The economically vibrant Seattle and Bellevue area are driven by the growing, successful, well-established corporations such as Microsoft and Boeing, Nordstroms and Starbucks, as well as by a growing number of small businesses, is an ideal location for Boston Private, and Charter Bank is uniquely well-positioned in this market. Together with our existing affiliate in the Seattle area, Coldstream Capital Management, we now have an extremely strong presence that will enable Boston Private to take advantage of the many growth opportunities in this dynamic region.

As always, we have taken a patient approach to this expansion, getting to know Charter Bank, spending time with Keith, Terry Peterson, Charter Bank’s president, and Rick Darrow, Charter Bank’s CFO, and the rest of the Management Team over a period of time, actually pretty close to four years, and building a comprehensive understanding of the company’s strategy and approach, making sure that this is the right company, the right people, at the right time for Boston Private.

After all of this due diligence, we couldn’t be more pleased with the quality of Charter Bank and the way it fits in with the Boston Private wealth management model. The opportunity for Charter Bank and Coldstream to work together, and support one another in the Seattle market is a real one. As we have seen in other Boston Private regions, where we have private banking and wealth advisory affiliates such as in New England, the San Francisco Bay area, and New York City, the private banks and wealth advisors have a complementary approach that enables a focus on a client’s wealth and well-being throughout the financial life cycle.

As we continue to observe consolidation among a number of players in the wealth management space with large national banks, we believe that the Boston Private approach of providing highly local customer-centered private banking and wealth management services through independently run firms is a critical point of differentiation. We’re pleased that through this acquisition today, and our relationship with Coldstream, we will be able to expand that approach and continue to build an enduring presence for a growing number of customers in the greater Seattle region.

It seems like the right moment, at this stage, to introduce you to Keith Jackson for some words about Charter Bank. Keith?

Keith Jackson—Charter Bank—Chairman & CEO

Thank you, Tim. And let me also welcome everyone on the call. I just want to take a couple of minutes to talk about the transaction from our perspective.

This is a very exciting day for Charter Bank. We are becoming part of a remarkable family of Boston Private affiliates, companies that are as deeply committed to customer service and excellence in wealth management as we are. We believe this is the right time to move; our affiliation with Boston Private will allow Charter Bank to continue to operate independently, and at the same time, gain access to financial capital and to Boston Private’s intellectual capital and experience. We believe we will now have the opportunity to take advantage of opportunities that exist in this dynamic market, achieve faster growth, and really take Charter Bank to the next level, to the benefit of our clients and thousands of potential clients and customers in the Seattle-Bellevue region.

As we got to know Tim and Walt, and the rest of the senior leaders at Boston Private throughout this process, we became increasingly enthusiastic about joining forces with them. From their focus on customer service, trust, and integrity, to the incredibly respectful and effective way that they work with their affiliate partners, many of which we have spoken with, it was clear that Boston Private was the right partner for Charter Bank, as we move into this exciting new phase for our company. In addition, we have great respect for our new partners at Coldstream and the success that they have had. We agree with Tim that our two brands, together through our shared Boston Private relationship, offer real strength in this Puget Sound market, and we very much look forward to working with Coldstream.

With that, let me turn this over to Don Gher, from Coldstream, to talk about the market potential there.

Don Gher

Thanks, Keith. And thanks for Tim and Walt for having me here today.

Let me say at the onset, that we are excited about this transaction. At Coldstream, we had been admirers of Charter Bank’s approach and success in the Seattle market for quite some time. As everyone on the call has noticed, the market opportunity in the Seattle area is tremendous. Over the last five years, Coldstream has experienced revenue growth rates of 24%, and of course Charter Bank has seen strong growth as well.

Let me highlight just a few of the more intriguing statistics about the Seattle market, and the areas where Charter Bank currently operate. Bellevue, Washington is the second largest employment center in King County. It is known as the Technology Corridor, home to many of the world’s leading high-tech companies. Redmond, Washington is, of course, home to Microsoft, as well as Nintendo of America. Many of the city’s residents are highly-paid professionals in the high-tech industry, and median household income in Redmond is expected to grow in excess of 24% from 2006 to 2011. Seattle is the commercial hub of the Pacific Northwest, with over 584,000 inhabitants. It’s the largest city in Washington, and home to companies like Washington Mutual, Amazon.com, Starbucks, and Safeco.

In keeping with Boston Private’s strategic focus on areas with high levels of intellectual capital, Seattle has the highest percentage of college graduates out of any major U.S. city, and it’s considered the most literate city in the nation. The city is also expected to add 84,000 jobs from 2005 to 2020, and the Kent, Washington market is expected to become a regional banking center over the next decade, and is steadily establishing itself as a focal point for international commercial.

With all of this good news, and the opportunity in our region, the chance to work closely with Charter Bank as part of the Boston Private family makes great sense. We believe that there will be a range of opportunities for Coldstream and Charter Bank to partner in our market, both to our mutual benefit, and to the benefit of our customers. We have seen this model work well in other Boston Private regions, and are excited about now having the chance to create a full-fledged Boston Private platform here in the Pacific Northwest.

Let me pass the call over to Walt for some finishing remarks.

Walt Pressey—Boston Private—CEO

Okay. Thank you very much, Don.

Without keeping you too much longer, let me speak briefly to some of the details of the transaction.

Charter Bank has been a success story in its own right. We expect the acquisition to be immediately accretive to Boston Private’s GAAP earnings per share. As of December 31, 2006, Charter Bank had approximately $322 million in total assets, and over the last five years, has achieved compounded annual growth rates of 18% for total assets, 16% for total deposits, and 38% in net income. Based on Boston Private’s closing price as of March 2, 2007, the transaction has an aggregate value, including the value of the stock options, of approximately $70.8 million.

As part of the agreement, Boston Private will appoint two directors to the Charter Bank board. One important fact to point out is that the region is filled with privately held companies and entrepreneurial businesses, 81,000 in fact, 95% of which had revenues of less than $10 million. This has been a sweet spot for Charter Bank, and fits neatly with the Boston Private model. At the same time, customers in the Seattle region will now have the opportunity to work with a Boston Private affiliate for many of their wealth management needs, confident that they will benefit from the deep cultural commitment of service and integrity that the Boston Private companies share. We certainly believe it’s a good match, and are pleased to be in a position today to talk about Charter Bank as our newest affiliate.

So without further ado, let’s open it up for questions. Tim?

Timothy Vaill—Boston Private—CEO

Yes, if there are any questions now, Operator, this would be the time to take them.

Operator

Thank you sir.

[OPERATOR INSTRUCTIONS]

And it appears that we have no questions in the queue, sir.

Timothy Vaill—Boston Private—CEO

Thank you very much, Operator.

Well, thank you all for joining us this morning, as you know, we have identified some very, very exciting portions of this country where our wealth management concept will hold forth successfully, and this is certainly one of them. So, again, I congratulate Keith, and his team, for coming on board here, and look forward to working with Coldstream and Charter as we plot the future in the Greater Seattle Area.

So thank you all very much for coming, and we’ll talk to you very soon. Thank you and goodbye.

Operator

Ladies and gentlemen, this concludes your presentation. You may now disconnect, and have a great day.